UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.
333-133770
(Commission File Number)
Volkswagen Auto Lease Trust 2006-A
(Exact name of Issuing Entity as specified in its charter)
Volkswagen Auto Lease/ Loan Underwritten Funding, LLC
(Depositor and Transferor of Transaction SUBI Certificate to the Issuing Entity)
(Exact name of Depositor/Registrant as specified in its charter)
VW Credit Leasing, Ltd.
(Issuer with respect to the Transaction SUBI Certificate)

20-7012614
State of Delaware	11-365048-3
(State or other jurisdiction of	38-6738618
incorporation or	(I.R.S. Employer
organization)	Identification Nos.)

2200 Ferdinand Porsche Drive
Herndon, Virginia
(Address of principal executive	20171
offices of registrant)	(Zip Code)
(703) 364-7000
(Registrant’s telephone number, including area code)
Volkswagen Auto Lease Trust 2006-A
5.5235% Auto Lease Asset Backed Notes, Class A-1
5.55% Auto Lease Asset Backed Notes, Class A-2
5.50% Auto Lease Asset Backed Notes Class A-3
5.54% Auto Lease Asset Backed Notes, Class A-4
(Title of each class of securities covered by this Form)
N/A
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
     Approximate number of holders of record as of the certification or notice date:           0

     Pursuant to the requirements of the Securities Exchange Act of 1934, each Co-Registrant has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 20, 2009	Volkswagen Auto Lease/Loan Underwritten Funding, LLC
	By:	/s/ Martin Luedtke
		Name:	Martin Luedtke
		Title:	Treasurer

By:	/s/ Lawrence Tolep
	Name:	Lawrence Tolep
	Title:	Assistant Treasurer

VW Credit Leasing, Ltd. By: VW Credit, Inc., as Servicer
By:	/s/ Martin Luedtke
	Name:	Martin Luedtke
	Title:	Treasurer

By:	/s/ Lawrence Tolep
	Name:	Lawrence Tolep
	Title:	Assistant Treasurer

Volkswagen Auto Lease Trust 2006-A By: VW Credit, Inc., as Administrator
By:	/s/ Martin Luedtke
	Name:	Martin Luedtke
	Title:	Treasurer

By:	/s/ Lawrence Tolep
	Name:	Lawrence Tolep
	Title:	Assistant Treasurer